UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CCC INFORMATION SERVICES GROUP INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

12487Q 10 9

(CUSIP Number of Class of Securities)

ROBERT S. GUTTMAN, ESQ.

SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

CCC INFORMATION SERVICES GROUP INC.

WORLD TRADE CENTER CHICAGO

444 MERCHANDISE MART

CHICAGO, ILLINOIS 60654

(312) 222-4636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

COPY TO:

RICHARD S. MELLER, ESQ.

LATHAM & WATKINS LLP

SEARS TOWER, SUITE 5800

CHICAGO, ILLINOIS 60606

(312) 876-7700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$210,000,000	$26,607

*	For the purpose of calculating the filing fee only, this amount is based on the purchase of 11,200,000 shares of common stock at the tender offer price of $18.75 per share.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,607	Filing party: CCC Information Services Group Inc
Form or Registration No.: Schedule TO-I	Date Filed: July 27, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 to Tender Offer Statement on Schedule TO (“Amendment No. 4”) relates to the offer by CCC Information Services Group Inc., a Delaware corporation (the “Company”), to purchase up to 11,200,000 shares of its common stock, $0.10 par value per share, at a price of $18.75 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 27, 2004 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed by the Company on July 27, 2004 (“Schedule TO”) as set forth below. This Amendment No. 4 to Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed on Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, is incorporated in this Amendment No. 4 by reference to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1, 4, 6 and 7.

Items 1, 4, 6 and 7 of Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(i) The Offer to Purchase, the Memo to Optionees and the Notice of Instructions (Options) are each amended by inserting the paragraph set forth below in the following locations:

•	Page 11 of the Offer to Purchase immediately before the first full paragraph on such page;

•	Page 14 of the Offer to Purchase immediately before the second full paragraph on such page.

•	Page 2 of the Memo to Optionees immediately after the first full paragraph in the answer to Question 2.

•	Page 3 of the Memo to Optionees immediately after the first full paragraph in the answer to Question 4.

•	Page 4 of the Memo to Optionees immediately after the last full paragraph in the answer to Question 7.

•	Page 5 of the Notice of Instructions (Options) as a new term and condition number 9.

“If an Optionee holds options with an exercise price greater than the closing price per share of the Company’s common stock on the Expiration Date (each an “Out-of-the-Money Option”), and that Optionee elects to conditionally tender any Out-of-the-Money Options, and any Out-of-the-Money Options are selected for purchase by the Company in the Offer, then the Optionee will be required to fund (in additional options or cash) the difference between the exercise price and the closing price per share of the Company’s common stock on the Expiration Date plus any applicable taxes thereon for each Out-of-the-Money Option purchased. In order for such Optionees to not be economically disadvantaged as described above, holders of Option Shares must provide notice of conditional withdrawal of such Option Shares to Smith Barney, Inc., Gallagher Group, 70 W. Madison, Suite 5100, Chicago, Illinois 60602, FAX: 312-739-2834 before 5:00 PM, New York City time, on August 26, 2004, unless the Offer is further extended, in which case the deadline for receipt of conditional withdrawal will be 5:00 PM, New York City time, on the second business day prior to the Expiration Date.”

(ii) Page 13 of the Offer to Purchase is amended by deleting the last sentence of the paragraph immediately before the section titled “Option Shares” and replacing it with the following:

“The deadline for submitting instructions regarding the conditional exercise or withdrawal of options and the tender of such underlying Option Shares is 5:00 PM, New York City time, on August 26, 2004, unless the Offer is further extended, in which case the deadline for receipt of conditional withdrawal will be 5:00 PM, New York City time, on the second business day prior to the Expiration Date. The deadline for submitting the conditional exercise of warrants and the tender of such underlying Warrant Shares is the fifth business day prior to the Expiration Date.”

(iii) Page 18 of the Offer to Purchase is amended to add the following paragraph immediately after the first full paragraph on such page:

“Holders of Option Shares may conditionally withdraw their shares by following the instructions found in the Notice of Conditional Withdrawal (Options) provided to them on August 23, 2004.”

(iv) Page 1 of the Memo to Optionees is amended to add the following at the bottom of the page:

“‘Expiration Date’ is defined in the Offer to Purchase.”

(v) Pages 5 and 6 of the Memo to Optionees are amended by deleting the answer to question 11 and replacing it with the following:

“The only way that you can conditionally exercise your options and tender Option Shares in the offer is by completing the enclosed YELLOW Notice of Instructions (Options) form, signing the form, and returning it to Smith Barney, Inc., Gallagher Group, 70 W. Madison, Suite 5100, Chicago, IL 60602, FAX: 312-739-2834 (the address and fax indicated on the form). THE NOTICE OF INSTRUCTIONS (OPTIONS) MUST BE RECEIVED BY SMITH BARNEY, INC. AT THE ADDRESS OR FAX INDICATED ABOVE BEFORE 5:00 PM, NEW YORK CITY TIME, ON AUGUST 26, 2004, UNLESS THE OFFER IS FURTHER EXTENDED, IN WHICH CASE THE DEADLINE FOR RECEIPT OF YOUR INSTRUCTION FORM WILL BE 5:00 PM, NEW YORK CITY TIME, ON THE SECOND BUSINESS DAY PRIOR TO THE EXPIRATION OF THE OFFER, AS EXTENDED.

If you are eligible for “odd lot” priority you must also complete the section captioned “Odd Lot” on the Letter of Transmittal and include it with your Notice of Instructions (Options).

Please return your instructions PROMPTLY, recognizing the slow delivery time inherent in the U.S. mail today and the receipt deadline. If you use U.S. mail, we recommend using overnight guaranteed delivery. You may mail your Notice of Instructions (Options) Form to Smith Barney, Inc. in the preaddressed envelope that has been provided for your reply or send it by an alternate, faster means (such as hand delivery, overnight courier or fax). You may not e-mail the Notice of Instructions (Options). Smith Barney, Inc. must receive your original signed Notice of Instruction (Options) filled out completely.

DO NOT DELIVER YOUR INSTRUCTIONS TO YOUR HUMAN RESOURCES DEPARTMENT. YOU MUST RETURN IT TO SMITH BARNEY, INC., GALLAGHER GROUP, 70 W. MADISON, SUITE 5100, CHICAGO, ILLINOIS 60602, FAX: 312-739-2834 BEFORE 5:00 PM NEW YORK CITY TIME, ON AUGUST 26, 2004, UNLESS THE OFFER IS FURTHER EXTENDED, IN WHICH CASE THE DEADLINE FOR RECEIPT OF YOUR INSTRUCTION FORM WILL BE 5:00 PM, NEW YORK CITY TIME, ON THE SECOND BUSINESS DAY PRIOR TO THE EXPIRATION OF THE OFFER, AS EXTENDED.”

(vi) Pages 6 and 7 of the Memo to Optionees are amended by deleting the answer to question 15 and replacing it with the following:

“Yes, but only if you perform the following steps:

•	The notice of withdrawal (or notice of conditional withdrawal, as applicable) must be in writing.

•	You must send or fax the signed notice of withdrawal (or notice of conditional withdrawal, as applicable) to Smith Barney, Inc. at the address or fax number indicated below.

•	The notice of withdrawal must state your name and the number of Option Shares that you wish to withdraw from the offer. A notice of conditional withdrawal need only be properly completed, signed and submitted.

•	The notice of withdrawal (or notice of conditional withdrawal, as applicable) must be received by Smith Barney, Inc., Gallagher Group, 70 W. Madison, Suite 5100, Chicago, Illinois 60602, FAX: 312-739-2834 before 5:00 PM, New York City time, on August 26, 2004, unless the Offer is further extended, in which case the deadline for receipt of your withdrawal (or notice of conditional withdrawal, as applicable) will be 5:00 PM, New York City time, on the second business day prior to the expiration of the Offer, as extended.

You are entitled to retender Option Shares after withdrawal (or conditional withdrawal, as applicable), provided that all resubmitted materials are completed properly and delivered on time in accordance with the instructions applicable to the original submission.

The withdrawal procedures are described in greater detail in the Notice of Instructions (Options) and the Notice of Conditional Withdrawal (Options). You must follow these instructions carefully.”

(vii) Page 1 of the Notice of Instructions (Options) is amended by adding the following paragraph immediately after the address for Smith Barney, Inc.:

“NOTWITHSTANDING ANYTHING IN THIS DOCUMENT TO THE CONTRARY, YOU MAY CONDITIONALLY EXERCISE YOUR OPTIONS AND TENDER OPTION SHARES IN THE OFFER BY COMPLETING THIS NOTICE OF INSTRUCTIONS (OPTIONS) FORM, SIGNING THE FORM, AND RETURNING IT VIA FAX TO SMITH BARNEY, INC., GALLAGHER GROUP, 70 W. MADISON, SUITE 5100, CHICAGO, IL 60602, FAX: 312-739-2834. THIS FORM MUST BE RECEIVED BY SMITH BARNEY, INC. AT THE ADDRESS OR FAX INDICATED ABOVE BEFORE 5:00 PM, NEW YORK CITY TIME, ON AUGUST 26, 2004, UNLESS THE OFFER IS FURTHER EXTENDED, IN WHICH CASE THE DEADLINE FOR RECEIPT OF YOUR INSTRUCTION FORM WILL BE 5:00 PM, NEW YORK CITY TIME, ON THE SECOND BUSINESS DAY PRIOR TO THE EXPIRATION OF THE OFFER, AS EXTENDED.”

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of Schedule TO is hereby amended and supplemented by extending the Expiration Date of the offer to 5:00 p.m., New York City time, on Monday, August 30, 2004, unless further extended by the Company.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Offer to Purchase is amended by deleting the four paragraphs following the heading “Source and Amount of Funds” on page 23 and replacing them with the following:

“Assuming CCC purchases 11,200,000 shares pursuant to the offer at the purchase price of $18.75 per share, CCC expects the maximum aggregate cost, including all fees and expenses applicable to the offer, to be approximately $215 million. The Company intends to finance approximately $177.5 million of this amount on a long-term basis through a Credit Agreement entered into on August 20, 2004 by and among CCC Information Services, Inc. (the “Borrower”), the Company, Credit Suisse First Boston LLC, as administrative agent, collateral agent, swingline lender and issuing bank, Jefferies & Company, Inc., as syndication agent, LaSalle Bank National Association, as documentation agent, and the lenders named therein (the “Credit Agreement”). The balance of the maximum aggregate cost will be paid with excess cash on hand. The following is a summary of the material terms of the Credit Agreement. The summary is qualified in its entirety by reference to the Credit Agreement, a copy of which is filed as an exhibit to our Issuer Tender Offer Statement on Schedule TO, as amended, filed with the SEC.

Under the Credit Agreement, the lenders will extend credit in the form of term loans with a maturity date of August 20, 2010 in an aggregate principal amount not to exceed $177.5 million (the “Term Loans”) and in the form of revolving loans with a maturity date of August 20, 2009 in an aggregate principal amount not to exceed $30 million (the “Revolving Loans”), including $15 million available in the form of letters of credit and $5 million available in the form of swingline loans (the “Swingline Loans”). The Term Loans amortize in equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount, with the balance payable on the maturity date. The proceeds of the Term Loans are to be used, together with excess cash on hand, solely to fund the self-tender offer and to pay associated fees and expenses. The proceeds of the Revolving Loans and the Swingline Loans will be used for working capital and general corporate purposes and may be used to fund up to $2.5 million of costs, fees and expenses associated with the self-tender offer if the number of shares being sought in the self-tender offer is increased to include an additional number of shares not to exceed 2% of the outstanding shares.

The Credit Agreement provides that the interest charged will be a base rate, at the Borrower’s election, of either (i) the higher of the prime rate or the federal funds effective rate plus 0.5% or (ii) the London InterBank Offered Rate, in each case plus a margin which will vary between 1.25% and 3.00%, depending on the ratio of Total Debt (as defined in the Credit Agreement) on such date to Consolidated EBITDA (as defined in the Credit Agreement) for the period of four consecutive fiscal quarters most recently ended on or prior to such date and on the base rate elected by the Borrower.

With certain exceptions, Terms Loans must be repaid with 75% of Excess Cash Flow (as defined in the Credit Agreement) (reducing to 50% of Excess Cash Flow when a lower ratio of Total Debt (as defined in the Credit Agreement) to Consolidated EBITDA (as defined in the Credit Agreement) is maintained), 100% of the net cash proceeds of all asset sales or other dispositions of property by the Company and its subsidiaries and 50% of the net cash proceeds of issuances of equity securities of the Company and its subsidiaries. Subject to certain conditions, the Borrower can prepay all or a portion of the outstanding loans at any time. Prepayments of the Term Loans shall be applied first, in chronological order to the installments of principal in respect of the Term Loans scheduled to be paid within 12 months after such prepayment and second, pro rata against the remaining scheduled installments of principal due in respect of the Term Loans.

The Credit Agreement is guaranteed by the Company and its domestic subsidiaries and is secured by a perfected first priority security interest in substantially all of the assets of the Borrower, the Company and its domestic subsidiaries. Additionally, the Credit Agreement subjects the Company to certain customary financial compliance and other covenants. These include, but are not limited to, limitations on indebtedness, limitations on the incurrence of liens, limitations on entering into sale and lease-back transactions, limitations on investments, loans and advances, limitations on mergers, consolidations, sales of assets and acquisitions, limitations on the payment of dividends or other distributions with respect to equity interests in the Company, the Borrower or any subsidiary of the Borrower, limitations on capital expenditures, limitations on the ratio of Consolidated EBITDA (as defined in the Credit Agreement) to Consolidated Interest Expense (as defined in the Credit Agreement) and limitations on the ratio of Total Debt (as defined in the Credit Agreement) to Consolidated EBITDA (as defined in the Credit Agreement).

The loans under the Credit Agreement are conditioned on certain customary conditions and contain certain customary representations and warranties, covenants and events of default. CCC believes that cash generated from operations will be sufficient to repay the Credit Agreement in accordance with its terms and does not have any other plans or arrangements to finance or repay the loans. The Company currently has no alternate financing plans.”

ITEM 12.	EXHIBITS.

Item 12 of Schedule TO is hereby amended and supplemented as follows:

(1) An e-mail the Company sent on August 20, 2004 to employees advising them of their ability to conditionally withdraw from the Tender Offer all options with an exercise price above the closing price per share of the Company’s common stock on the Expiration Date is added as Exhibit (a)(1)(xv).

(2) Notice of Conditional Withdrawal (Options) distributed August 20, 2004 is added as Exhibit (a)(1)(xvi).

(3) An e-mail the Company sent on August 23, 2004 to employees advising them of the further extension of the tender offer and their ability to conditionally withdraw from the Tender Offer all options with an exercise price above the closing price per share of the Company’s common stock on the Expiration Date is added as Exhibit (a)(1)(xvii).

(4) Notice of Conditional Withdrawal (Options) distributed August 23, 2004 is added as Exhibit (a)(1)(xviii).

(5) The Press Release dated August 20, 2004 is added as Exhibit (a)(5)(iv).

(6) The Press Release dated August 23, 2004 is added as Exhibit (a)(5)(v).

(7) The engagement letter dated July 23, 2004 by and among Credit Suisse First Boston, Jefferies & Company, Inc. and CCC Information Services Inc., previously designated as Exhibit (b), is hereby designated as Exhibit (b)(i).

(8) The Credit Agreement dated August 20, 2004 by and among CCC Information Services Inc., CCC Information Services Group Inc., the Lenders named therein, Credit Suisse First Boston, as administrative agent, collateral agent, swingline lender and issuing bank, Jefferies & Company, Inc., as syndication agent, and LaSalle National Bank, as documentation agent, is added as Exhibit (b)(ii).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CCC INFORMATION SERVICES GROUP INC.

By:	/S/ ROBERT S. GUTTMAN
Name: Robert S. Guttman Title: Senior Vice President, General Counsel and Secretary

Dated: August 23, 2004

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase, dated July 27, 2004.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Stockholders from the Chairman and Chief Executive Officer of the Company, dated July 27, 2004.*

(a)(1)(v)	Letter to Participants in the CCC Information Services Inc. 401(k) Retirement Savings & Investment Plan, dated July 27, 2004.*

(a)(1)(vi)	Trustee Direction Form.*

(a)(1)(vii)	Notice to ESPP Participants, dated July 27, 2004.*

(a)(1)(viii)	Tender Instruction Form for ESPP Shares.*

(a)(1)(ix)	Memo to Optionees, dated July 27, 2004.*

(a)(1)(x)	Notice of Instructions (Options).*

(a)(1)(xi)	Memo to Holders of Warrants, dated July 27, 2004.*

(a)(1)(xii)	Notice of Instructions (Warrants).*

(a)(1)(xiii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(xiv)	E-mail Communication to Employees, dated August 13, 2004.**

(a)(1)(xv)	E-mail Communication to Employees, dated August 20, 2004.

(a)(1)(xvi)	Notice of Conditional Withdrawal (Options) distributed August 20, 2004.

(a)(1)(xvii)	E-mail Communication to Employees, dated August 23, 2004.

(a)(1)(xviii)	Notice of Conditional Withdrawal (Options) distributed August 23, 2004.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

EXHIBIT NUMBER	DESCRIPTION

(a)(5)(i)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(ii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(iii)	Press Release, dated July 27, 2004.*

(a)(5)(iv)	Press Release, dated August 20, 2004.

(a)(5)(v)	Press Release, dated August 23, 2004.

(b)(i)	Engagement letter dated July 23, 2004 by and among Credit Suisse First Boston LLC, Jefferies & Company, Inc. and CCC Information Services Inc.*

(b)(ii)	Credit Agreement dated August 20, 2004 by and among CCC Information Services Inc., CCC Information Services Group Inc., the Lenders named therein, Credit Suisse First Boston LLC, as Administrative Agent and Collateral Agent and Jefferies & Company, Inc. as Syndication Agent.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO-I on July 27, 2004.
**	Previously filed on Amendment No. 3 to Schedule TO-I on August 16, 2004.